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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 7)(1)

                                  Aldila, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    014384200
             -------------------------------------------------------
                                 (CUSIP Number)

            Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida,
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                           34102 (Tel.) (239) 262-8577
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 1, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------

     (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                                 -----------
CUSIP No. 014384200                      13D/A                      Page 2 of 7
-------------------                                                 -----------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                                          ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    [ ]

                                                                   (b)    [ ]
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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

      PF-OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                   7   SOLE VOTING POWER

                       346,999
   NUMBER OF     --------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            156,441
     EACH        --------------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER
    PERSON
     WITH              346,999
                 --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       156,441
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      503,440
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [ ]

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%
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 14   TYPE OF REPORTING PERSON*

      IN-IA-OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 7

             AMENDMENT NO. 7 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

     This constitutes Amendment No. 7 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 14, 2001, as amended (the "Statement") relating to the Common Stock, par value $0.01 per share (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 13450 Stowe Drive, Poway, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

     Mr. Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $7,749.00 for the Shares in Trust A-4 and $911,869.76 for the Shares in Trust C.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached on the Statement), or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached on the Statement), or money generated and held by Milfam II L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. was $136,500.00. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. was $1,060,604.54.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $128,502.05.

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                                                                    Page 4 of 7

     Mr. Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $15,379.00 and the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $23,404.50. Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $10,580.00. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $21,401.00.

     Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Mr. Miller has sole control. All of the Shares Mr. Miller is deemed to beneficially own in LLC were purchased with money which was generated and held by LLC. The purchase price for the Shares held by LLC was $12,998.50.

     Mr. Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV ("KSMTR"). As investment counsel, Mr. Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by KSMTR was $19,702.00.

     Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to a distribution received from a grantor retained annuity trust.

Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end thereof:

     The purpose of this Amendment is to report that since the filing of Amendment No. 6 to the Statement, filed on August 10, 2005, a material change occurred to Mr. Miller's beneficial ownership percentage.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Mr. Miller may be deemed to beneficially own 503,440 Shares (9.4% of the outstanding Shares, based on (i) 5,327,824 Shares outstanding pursuant to the Company's Annual Report on Form 10-Q filed on August 12, 2005 and (ii) 3,335 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain options Mr. Miller beneficially owns). As of the date hereof, 3,075 of such beneficially owned Shares are owned of record by Trust A-4; 119,904 of such beneficially owned Shares are owned of record by Trust C; 35,833 of such beneficially owned Shares are owned of record by

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                                                                    Page 5 of 7

Milfam I L.P.; 225,704 of such beneficially owned Shares are owned of record by Milfam II L.P.; 78,132 of such beneficially owned Shares are owned of record by Mr. Miller directly (includes 3,335 options); 1,066 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,166 of such beneficially owned Shares are owned of record by Catherine Miller GST; 1,166 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 666 of such beneficially owned Shares are owned of record by LLC; 1,200 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 1,066 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by KSMTR; 1,000 of such beneficially owned Shares are owned of record by Kimberly S. Miller and 32,462 of such beneficially owned Shares are owned of record by Marli Miller Managed.

     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, and Marli Miller Managed. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., Alexandra UGMA, Catherine Miller GST, Kimberly S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR, and Mr. Miller directly.

     (c) The following table details the transactions effected by Miller during the past 60 days. The open market sales listed below which were effected in August of 2005 were effected pursuant to the Sales Plan (as amended) referenced in Item 4 of Amendment No. 5 to the Statement filed on July 20, 2005 which is hereby incorporated by reference thereto.

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                       MILFAM II L.P.
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     Date of              Number of         Price Per         How Transaction
   Transaction           Shares Sold          Share               Effected
--------------------------------------------------------------------------------
  August 10, 2005          14,369            25.6529          Open Market Sale
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  August 11, 2005           7,500            25.3589          Open Market Sale
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  August 12, 2005           8,026            25.2532          Open Market Sale
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 September 1, 2005         18,631            25.44            Open Market Sale
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 September 2, 2005          1,369            25.44            Open Market Sale
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 September 6, 2005         20,000            25.66            Open Market Sale
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 September 7, 2005         10,207            26.065           Open Market Sale
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                         TRUST A-4
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     Date of              Number of         Price Per         How Transaction
   Transaction           Shares Sold          Share               Effected
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 September 8, 2005         9,300             26.1975          Open Market Sale
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                                                                    Page 6 of 7

     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) Not Applicable.

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                                                                    Page 7 of 7

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 9, 2005

                                           By: /s/ Lloyd I. Miller, III
                                               -------------------------------
                                               Lloyd I. Miller, III